Exhibit 22.1

Guarantor Subsidiaries of The Original BARK Company

Set forth is a list of the guarantor subsidiaries of The Original BARK Company as of June 22, 2021 and their respective jurisdictions of organization.

Barkbox, Inc.	Delaware
BarkRetail, LLC	Delaware
BarkPark, LLC	Delaware
BARK International, LLC	Delaware
The Original BARK Company Pty Ltd	Sidney NSW, Australia